                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE TO/A

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

                Drexel Burnham Lambert Real Estate Associates II
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                        (Name of Subject Company (Issuer))

                        AIMCO Properties, L.P. -- Offeror
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            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                            Limited Partnership Units
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                           (Title of Class Securities)

                                      None
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                       (CUSIP Number of Class Securities)

                                 Patrick J. Foye
                            Executive Vice President
                   Apartment Investment And Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8081
--------------------------------------------------------------------------------
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                                Gregory M. Chait
                               Katherine M. Koops
                     Powell, Goldstein, Frazer & Murphy LLP
                   191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                            Calculation of Filing Fee


        Transaction valuation                     Amount of filing fee
        ----------------------                    --------------------
        $1,855,163                                $372*

*    Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $                        Filing Party:

Form or Registration No.:                           Date Filed:

                                   ----------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  [X] third-party tender offer subject  [ ] going-private transaction subject to
      to Rule 14d-1                         Rule 13e-3

  [ ] issuer tender offer subject to    [ ] amendment to Schedule 13D under Rule
      Rule 13e-4                            13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             TENDER OFFER STATEMENT

         This Amended Tender Offer Statement on Schedule TO/A relates to the tender offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase all of the outstanding units, or such lesser number of units as are properly tendered, of limited partnership interest of Drexel Burnham Lambert Real Estate Associates II, a New York limited partnership (the "Partnership"), at a price of $67 per unit, subject to the conditions set forth in the Offer to Purchase dated August 30, 2001, as supplemented September 24, 2001, and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer. This amendment is filed to reflect the extension of the expiration time of the offer to midnight, Eastern time, on Friday, September 28, 2001. A copy of the press release extending the offer is filed herewith as Exhibit 10. We are also resubmitting the amended Acknowledgement and Agreement attached as Exhibit 9 as a result of the failure to transmit all of its pages via EDGAR in the amendment filed September 24, 2001.

      The information in Exhibits 1-3, 5(a)-(c), 7, 8, 9 and 10, is incorporated in this Schedule TO by reference in answer to items 1 through 11 of Schedule TO/A.

         Neither AIMCO Properties, L.P. nor any of the people or entities listed on Annex I to the Offer to Purchase has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was, during the last five years, a party to any judicial or sanction or settlement) that resulted in a judgment, decree or final order subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

================================================================================

Item 12. Exhibits.

    *    1     Offer to Purchase, dated August 30, 2001.

    *    2     Letter of Transmittal and related Instructions (included as Annex
               II to the Offer to Purchase attached as Exhibit (a)(1)).

    *    3     Acknowledgement and Agreement dated August 30, 2001.

    *    4     Letter, dated August 30, 2001, from AIMCO Properties, L.P. to the limited partners of the Partnership.

         5(a) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated August 16, 1999 is incorporated herein by this reference.)

         5(b) Amended and Restated Credit Agreement, dated as of March 15, 2000, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.20 to AIMCO Properties, L.P.'s Annual Report on Form 10-K for the year ended December 31, 1999 is incorporated herein by this reference.)

         5(c) First Amendment to $345,000,000 Amended and Restated Credit Agreement, dated as of April 14, 2000, among AIMCO Properties, L.P., Bank of America, as Administrative Agent, and U.S. Bank National Association, as Lender. (Exhibit 10.4 to AIMCO's Current Report on Form 10-Q for quarter ended March 31, 2000 is incorporated herein by this reference.)

         6     Intentionally omitted.

   **    7     Supplement, dated September 24, 2001, to Offer to Purchase, dated August 30, 2001.

   **    8     Amended Letter of Transmittal and related Instructions.

  ***    9     Amended Acknowledgement and Agreement, dated September 24, 2001.

  ***   10     Press release of September 27, 2001.

------------
*    Indicates items filed with the original Schedule TO on August 30, 2001.
**   Indicates items filed with amendment of September 24, 2001.
***  Indicates items filed herewith.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 27, 2001               AIMCO PROPERTIES, L.P.

                                       By: AIMCO-GP, INC.
                                             (General Partner)

                                       By: /s/ Patrick J. Foye
                                          --------------------------------------
                                          Executive Vice President

                                  EXHIBIT INDEX


    EXHIBIT
    NUMBER     DESCRIPTION
    ------     -----------
    *    1     Offer to Purchase, dated August 30, 2001.

    *    2     Letter of Transmittal and related Instructions (included as Annex
               II to the Offer to Purchase attached as Exhibit (a)(1)).

    *    3     Acknowledgement and Agreement dated August 30, 2001.

    *    4     Letter, dated August 30, 2001, from AIMCO Properties, L.P. to the limited partners of the Partnership.

         5(a)  Credit Agreement (Secured Revolving Credit Facility), dated as of
               August 16, 1999, among AIMCO Properties, L.P., Bank of America,
               Bank Boston, N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated August 16, 1999 is incorporated herein by this reference.)

         5(b)  Amended and Restated Credit Agreement, dated as of March 15,
               2000, among AIMCO Properties, L.P., Bank of America, Bank Boston,
               N.A., and First Union National Bank. (Exhibit 10.20 to AIMCO
               Properties, L.P.'s Annual Report on Form 10-K for the year ended
               December 31, 1999 is incorporated herein by this reference.)

         5(c)  First Amendment to $345,000,000 Amended and Restated Credit
               Agreement, dated as of April 14, 2000, among AIMCO Properties,
               L.P., Bank of America, as Administrative Agent, and U.S. Bank
               National Association, as Lender. (Exhibit 10.4 to AIMCO's Current
               Report on Form 10-Q for quarter ended March 31, 2000 is incorporated herein by this reference.)

         6     Intentionally omitted.

   **    7     Supplement, dated September 24, 2001, to Offer to Purchase, dated August 30, 2001.

   **    8     Amended Letter of Transmittal and related Instructions.

  ***    9     Amended Acknowledgement and Agreement, dated September 24, 2001.

  ***   10     Press release of September 27, 2001.

------------
*    Indicates items filed with the original Schedule TO on August 30, 2001.
**   Indicates items filed with amendment of September 24, 2001.
***  Indicates items filed herewith.